UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________

Enclosure: A press release dated August 16, 2010 announcing that Turkcell has separated its Marketing function into two separate business functions- Turkcell Group Marketing Services and Consumer Business- and that certain changes in management have been made as a result.

August 16, 2010

ANNOUNCEMENT REGARDING THE CHANGE IN MANAGEMENT

Subject:  Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

With the aim of further improving efficiency in our consumer business and focusing on Turkcell Group marketing and brand management, we have separed our current Marketing function into two seperate business functions - Turkcell Group Marketing Services and Consumer Business.

As a result, our Chief Marketing Officer, Lale Saral Decelioğlu, has been appointed Chief Turkcell Group Marketing Services Officer, whilst Burak Sevilengul has been appointed Chief Consumer Business Officer.

Burak Sevilengul started his career at Turkcell in 2001, has taken various managerial responsibilities within the Marketing Department. Prior to his appointment as Chief Consumer Business Officer, he was the Division Head for the Consumer Business Services.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 17, 2010	By:	/s/ Koray Ozturkler
	Name:	Koray Ozturkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 17, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head